Exhibit 99.1

Extraordinary general meeting in IDEX Biometrics held on 9 December 2022

IDEX Biometrics ASA held an extraordinary general meeting on 9 December 2022. 376.8 million shares or 34% of the capital was represented at the meeting.

All resolutions were passed as proposed in the notice of the meeting.

The general meeting resolved to issue the Tranche 2 shares of the private placement disclosed on 16 November 2022. 48,745,135 new shares will be issued at NOK 1.00 per share. Following the issue of the Tranche 2 shares, the company’s share capital is NOK 174,948,987.60 divided into 1,166,326.584 shares each with a nominal value of NOK 0.15.

The minutes of the meeting will be available at the company’s web site, www.idexbiometrics.com, in due course.

For further information contact:

Marianne Bøe, Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal touch-free authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices, or gain admittance to buildings with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com and follow on Twitter @IDEXBiometrics

About this notice

This information s disclosed according to the continuing obligations for companies listed on Euronext Oslo Børs, by Erling Svela, Vice president of finance, on 9 December 2022 at 11:30 CET on behalf of IDEX Biometrics ASA.